Exhibit 99(a)(1)(A)
SAFEGUARD SCIENTIFICS, INC.
435 Devon Park Drive
Building 800
Wayne, PA 19087

COMPANY REPURCHASE NOTICE
FOR
2.625% CONVERTIBLE SENIOR DEBENTURES DUE 2024
CUSIP Number 786449 AG3

NOTICE IS HEREBY GIVEN, that pursuant to Sections 3.06 and 3.07 of the Indenture dated as of February 18, 2004 (the “Indenture”), by and between Safeguard Scientifics, Inc. (the “Company”), as Issuer, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association, the initial Trustee), as Trustee, relating to the Company’s outstanding 2.625% Convertible Senior Debentures due 2024 (the “Notes” or the “Securities”), March 20, 2014 is a Repurchase Date (as defined in the Indenture). The repurchase price is equal to 100% of the principal amount of the outstanding Notes (the “Repurchase Price”), plus any accrued and unpaid interest thereon to, but excluding, the Repurchase Date, (plus, as described in the following paragraph, accrued and unpaid interest thereon to, but excluding, the “Extended Repurchase Date”). Interest on the Notes repurchased will cease to accrue on and after the Extended Repurchase Date. The CUSIP Number for the Notes being repurchased is 786449 AG3. Capitalized terms used but not defined in this Notice of Repurchase have the meanings specified in the Indenture.

The rules regarding tender offers under the Federal securities laws require that a tender offer be open for a period of no fewer than 20 business days. Because this Notice is being filed on March 11, 2014, it will remain open until April 8, 2014, in order to comply with such requirement. April 8, 2014 is therefore being treated as the Repurchase Date for the purposes of this offer, and is referred to herein as the “Extended Repurchase Date.”

As of the date of this Notice, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company (“DTC”) accounts and there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC as described more fully below.

Repurchase

On the Extended Repurchase Date, each outstanding Note properly tendered for repurchase with a duly executed repurchase notice in the form attached hereto (a “Repurchase Notice”) shall become due and payable as provided in the Indenture at the Repurchase Price, plus interest accrued to, but excluding, the Extended Repurchase Date. Interest on the Notes being repurchased shall cease to accrue on and after such date.

With respect to Notes tendered prior to the Extended Repurchase Date, we will deposit the payment of the Repurchase Price, together with interest accrued to, but excluding, the Extended Repurchase Date, with the Paying Agent on or prior to the Extended Repurchase Date, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Notes held in book-entry form will be repurchased in accordance with the procedures of The Depository Trust Company.

If the Notes are mailed, the use of registered certified mail, properly insured is recommended. To facilitate prompt payment, Notes should be surrendered as soon as possible to the Paying Agent.

Withdrawal Rights

A holder may withdraw its Repurchase Notice at any time prior to 5:00 p.m. New York City time on the Extended Repurchase Date by delivering a valid written notice of withdrawal in accordance with Section 3.08 of the Indenture.

Additional Information

The Paying Agent has notified the Company that the Paying Agent may be obligated to withhold a percentage of the repurchase proceeds from any holder of Notes who has failed to furnish the Paying Agent with a valid taxpayer identification number or a certification that such holder is not subject to backup withholding. Holders of Notes who wish to avoid such withholding should submit a completed IRS Form W-9 when presenting Notes for repurchase.

The Paying Agent’s Address and telephone number:

If by Mail:	If by Hand or Overnight Mail:
U.S. Bank National Association	U.S. Bank National Association
Corporate Trust Services	Corporate Trust Services
P. O. Box 64111	111 Fillmore Avenue E.
St. Paul, MN 55164-0111	St. Paul, MN 55107
Telephone: (800) 934-6802

If you have any questions concerning the foregoing, please contact Brian J. Sisko, Chief Operating Officer, Executive Vice President and Managing Director, at (610) 293-0600 or via mail c/o Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800, Wayne, PA 19087.
*CUSIP numbers have been assigned by CUSIP Service Bureau and are included solely for the convenience of the holders of the Notes. Neither the Company nor U.S. Bank National Association shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to their correctness as indicated in this Notice of Repurchase.

Date of Notice: March 11, 2014

SUMMARY TERM SHEET	4
IMPORTANT INFORMATION CONCERNING THE PUT OPTION	4
Information Concerning the Company	7
Information Concerning the Securities	7
The Company’s Obligation to Repurchase the Securities	7
Repurchase Price	8
Conversion Rights of the Securities	8
Market for the Securities and the Company’s Common Stock	8
Redemption	9
Designated Event	9
Ranking	9
Dividends	9
Procedures To Be Followed By Holders Electing To Surrender Securities For Repurchase	10
Method of Delivery	10
Agreement to be Bound by the Terms of the Put Option	10
Delivery of Securities	11
Right Of Withdrawal	12
Payment For Surrendered Securities	12
Securities Acquired	12
Plans Or Proposals Of The Company	12
Interests Of Directors, Executive Officers And Affiliates Of The Company In The Securities	13
Repurchases Of Securities By The Company And Its Affiliates	13
Certain United States Federal Income Tax Considerations	14
Additional Information	17
No Solicitations	18
Definitions	18
Conflicts	18

No person has been authorized to give any information or to make any representations other than those contained in the Put Option and, if given or made, such information or representations must not be relied upon as having been authorized. The Put Option (as defined below) does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees is making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET
The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.
Who is offering to repurchase my securities?
Safeguard Scientifics, Inc. is obligated, at your option, to repurchase your validly surrendered Securities.
Why is the Company offering to repurchase my securities?
The right of each Holder of the Securities to surrender and the obligation of the Company to repurchase the Securities as set forth in the Company Repurchase Notice for 2.625% Convertible Senior Notes due 2024, dated March 11, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”) is a term of the Securities and has been a right of Holders from the time the Securities were issued on February 18, 2004. The purpose of furnishing you with this Company Notice is to comply with Sections 3.06 and 3.07 of the Indenture. We are required to repurchase the Securities of any Holder who validly surrenders such Holder’s Securities pursuant to the terms of the Securities and the Indenture.
What securities are you obligated to repurchase?
We are obligated to repurchase all of the Securities validly surrendered at the option of the Holder. As of March 11, 2014, there is $441,000 in aggregate principal amount of Securities outstanding. The Securities were issued under the above-referenced Indenture.
How much will you pay and what is the form of payment?
Pursuant to the terms of the Indenture and the Securities, for all Securities validly surrendered for repurchase and not withdrawn prior to the Extended Repurchase Date we will pay, in cash, the Repurchase Price, which is equal to $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest to, but not excluding, the Extended Repurchase Date.
How can I determine the market value of the Securities?
There currently is a limited trading market for the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market information for the Securities, to the extent available, and our Common Stock (as defined below) before making any decision with respect to the Put Option. Our common stock, $0.10 par value per share (“Common Stock”), into which the Securities are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SFE.” On March 7, 2014, the closing sale price of our Common Stock on the NYSE was $20.35 per share.
Is the Company or the board of directors making a recommendation regarding the Put Option?
None of the Company or its board of directors or employees is making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to the Put Option. You must make your own decision whether to surrender your Securities for repurchase in the Put Option and, if so, the amount of Securities to surrender.

When does the Put Option expire?
The Repurchase Date specified in the Indenture is March 20, 2014. As discussed above, this Notice is being filed on March 11, 2014, and will remain open until the Extended Repurchase Date in order to comply with the requirement under the federal securities laws that a tender offer be open for a period of no fewer than 20 business days. The Put Option expires at the close of business on the Extended Repurchase Date, which is 5:00 p.m., New York City time, on the Extended Repurchase Date, or such later date and time to which the Put Option may be extended under limited circumstances as discussed in Section 2.1 hereof. We do not intend to extend the period Holders have to accept the Put Option unless reasonably necessary to comply with applicable laws.

What are the conditions to the repurchase by the Company of the Securities?
The repurchase by us of validly surrendered Securities is not subject to any condition other than such repurchase being lawful and satisfaction of the procedural requirements described in this Company Notice.
How do I surrender my Securities?
To surrender your Securities for repurchase pursuant to the Put Option, you must surrender the Securities through the transmittal procedures of DTC no later than the Extended Repurchase Date.

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Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities on the Holder’s behalf through the transmittal procedures of DTC.

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Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tender Offer Program (“ATOP”) system, subject to the terms and procedures of that system on or before the Extended Repurchase Date.

By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.
If I surrender my Securities, when will I receive payment for them?
We will accept for payment all validly surrendered Securities promptly on the Extended Repurchase Date. We will promptly forward to U.S. Bank National Association, as paying agent (the “Paying Agent”), on or prior to the Extended Repurchase Date, the appropriate amount of cash required to pay the Repurchase Price for the Securities validly surrendered and not withdrawn prior to the Extended Repurchase Date, plus interest accrued on the Securities to, but excluding, the Extended Repurchase Date, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.
Until what time can I withdraw previously surrendered Securities?
For Securities surrendered prior to the Extended Repurchase Date, you can withdraw such Securities previously surrendered for repurchase at any time prior to 5:00 p.m., New York City time, on the Extended Repurchase Date.
How do I withdraw previously surrendered Securities?
To withdraw Securities previously surrendered prior to the Extended Repurchase Date, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Extended Repurchase Date.

Do I need to do anything if I do not wish to surrender my Securities for repurchase?
No. If you do not surrender your Securities before the expiration of the Put Option, we will not repurchase your Securities and such Securities will remain outstanding subject to their existing terms.
If I choose to surrender some of my Securities for repurchase, do I have to surrender all of my Securities?
No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for repurchase. If you wish to surrender a portion of your Securities for repurchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof.
If I do not surrender my Securities for repurchase, will I continue to be able to exercise my conversion rights?
Yes. If you do not surrender your Securities for repurchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into cash, if any, and shares of Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Securities.
Will I have to pay taxes if I surrender my Securities for repurchase in the Put Option?
The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes, and you may recognize gain, income, loss or deduction. You should consult with your tax advisor regarding the actual tax consequences to you.
Who is the Paying Agent?
U.S. Bank National Association, the Trustee under the Indenture, is serving as the Paying Agent in connection with the Put Option. The Paying Agent’s address and telephone number are set forth on the front cover page of this Company Notice.
Who can I talk to if I have questions about the Put Option?
Questions and requests for assistance in connection with the surrender of Securities for repurchase in the Put Option may be directed to the Paying Agent at the address and telephone number set forth on the front cover page of this Company Notice, or by contacting Brian J. Sisko, Chief Operating Officer, Executive Vice President and Managing Director, at (610) 293-0600 or via mail c/o Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800 Wayne, PA 19087.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION
1.    Information Concerning the Company.
Safeguard’s charter is to build value in growth-stage businesses by providing capital as well as strategic, operational and management resources. Safeguard participates principally in growth and expansion financings and early-stage financings. Our vision is to be the preferred capital source for entrepreneurs and management teams in well defined industry sectors. Throughout this document, we use the term “partner company” to generally refer to those companies in which we have an equity interest and in which we are actively involved, influencing development through board representation and management support, in addition to the influence we exert through our equity ownership. From time to time, in addition to these partner companies, we also hold relatively small equity interests in other enterprises where we do not exert significant influence and do not participate in management activities. In some cases, these interests relate to former partner companies and in some cases they relate to entities which may later become partner companies.
We strive to create long-term value for our shareholders by helping our partner companies increase their market penetration, grow revenue and improve cash flow. Safeguard focuses principally on companies with initial capital requirements of between $5 million and $15 million, and follow-on financing needs of between $5 million and $10 million, with a total anticipated deployment up to $25 million from Safeguard. We will occasionally provide certain early stage financing in amounts generally up to $1 million to promising young companies with the goal to provide more capital once certain development milestones are achieved. Safeguard principally targets companies that operate in two sectors:
Healthcare — companies focused on medical technology, including diagnostics and devices; healthcare technology; and specialty pharmaceuticals. Within these areas, Safeguard targets companies that have lesser regulatory risk and have achieved or are near commercialization; and
Technology — companies focused on digital media; financial technology; and Enterprise 3.0, which includes mobile technology, cloud, the “Internet of Things” and big data. Within these areas, Safeguard targets companies that have transaction-enabling applications with a recurring revenue stream.
We incorporated in the Commonwealth of Pennsylvania in 1953. Our corporate headquarters are located at 435 Devon Park Drive, Building 800, Wayne, Pennsylvania 19087.
2.    Information Concerning The Securities.
The Securities were issued under the Indenture, dated as of February 18, 2004 (the “Indenture”), by and between Safeguard Scientifics, Inc. (the “Company”), as Issuer, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association, the initial Trustee). As of March 11, 2014, there is $441,000 in aggregate principal amount of Securities outstanding. The Securities mature on March 15, 2024.
2.1.    The Company’s Obligation to Repurchase the Securities. Pursuant to the terms of the Securities and the Indenture, the Company is obligated, at the Holder’s option, to repurchase on the Extended Repurchase Date all Securities validly surrendered for repurchase and not withdrawn prior to close of business on the Extended Repurchase Date. As discussed above, this Notice is being filed on March 11, 2014, and the Company has extended the repurchase period to the Extended Repurchase date. The offer to repurchase described herein will remain open until the Extended Repurchase Date in order to comply with the requirement under the federal securities laws that a tender offer be open for a period of no fewer than 20 business days. This Put Option will expire with respect to the Securities surrendered and not withdrawn prior to close of business on the Extended Repurchase Date, which is 5:00 p.m., New York City time, on Tuesday, April 8, 2014. The Company reserves the right to make further changes to the terms of the Put Option if reasonably necessary to comply with the Federal securities laws and regulations. If we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Company Notice that we will distribute to

Holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release. To comply with applicable laws, it may be necessary to further extend the expiration date of the Offer for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five-to-ten business-day period. If we are required to further extend the expiration date of the Offer, we will make a public announcement of such extension promptly by means of a press release. The repurchase by the Company of validly surrendered Securities is not subject to any condition other than such repurchase being lawful and the procedural requirements described in this Company Notice.
2.2.    Repurchase Price. Pursuant to the terms of the Indenture and the Securities, the Repurchase Price to be paid by the Company for the Securities on the Extended Repurchase Date is 100% of the principal amount of the Securities, plus accrued and unpaid interest on the Securities to, but excluding, the Extended Repurchase Date. The Repurchase Price will be paid in cash, in whole or in part at any time or from time to time, with respect to any and all Securities validly surrendered for repurchase and not withdrawn prior to close of business on the Extended Repurchase Date. Securities validly surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.
The Repurchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Securities on the Extended Repurchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities and the Common Stock before making a decision whether to surrender their Securities for repurchase.
None of the Company or its board of directors or employees is making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to the Put Option. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for repurchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of the current market value of the Securities and the Common Stock and other relevant factors.
2.3.    Conversion Rights of the Securities. Holders that do not surrender their Securities for repurchase pursuant to the Put Option will maintain the right to convert their Securities into cash, if any, and Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities that are surrendered pursuant to the Put Option may be converted in accordance with the terms of the Indenture and the Securities only if such surrender has been validly withdrawn prior to close of business on the Extended Repurchase Date, as described in Section 4 below, and then only in accordance with the Indenture and the Securities. As of March 11, 2014, the Conversion Rate is 23.0923 shares per $1,000 principal amount of Securities, subject to subsequent adjustment as set forth in the Indenture. The conversion agent for the Securities is U.S. Bank National Association. The conversion agent’s address, telephone and facsimile numbers are set forth on the front cover page of this Company Notice.
2.4.    Market for the Securities and the Company’s Common Stock. There currently is a limited trading market for the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Holders are urged to obtain current market information for the Securities, to the extent available, and our Common Stock (as defined below) before making any decision with respect to the Put Option. Our common stock, $0.10 par value per share (“Common Stock”), into which the Securities are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SFE.” We cannot assure you that a market will exist for the Securities following our repurchase of Securities pursuant to the Put Option. The extent of the market for the Securities following our repurchase of Securities pursuant to the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. As of the date of this Company Notice, all of the Securities are held in global form through DTC. As of March 11, 2014, there is $441,000 in aggregate principal amount of Securities outstanding and DTC is the sole record Holder of the Securities.
Our Common Stock is listed on the NYSE under the symbol “SFE.” The following table sets forth, for the calendar year quarters indicated, the high and low sales prices of our Common Stock as reported on the NYSE.

Calendar Quarter	High	Low
2014
1st Quarter (through March 7, 2014)	$21.38	$17.58
2013
4th Quarter	$20.12	$14.92
3rd Quarter	$16.95	$14.14
2nd Quarter	$18.00	$15.20
1st Quarter	$16.24	$14.51
2012
4th Quarter	$16.22	$13.15
3rd Quarter	$16.49	$14.73
2nd Quarter	$18.09	$14.51
1st Quarter	$18.20	$15.42

On March 7, 2014, the closing sales price of the Common Stock on the NYSE was $20.35 per share. As of March 7, 2014, there were approximately 21,556,610 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and for the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.
2.5.    Redemption. The Debentures may be redeemed, prior to maturity, at any time or from time to time at the option of the Company, in whole or in part, without regard to the closing sales price of the Common Stock at a redemption price equal to 100% of the principal amount of Securities to be redeemed plus unpaid interest, if any, accrued thereon to, but excluding, the date of redemption.

2.6.    Designated Event. A Holder may require the Company to repurchase for cash, in whole or in part (in principal amounts of $1,000 and integral multiples thereof), any of the Holder’s Securities not already repurchased if there is a Designated Event (as defined in the Indenture) at a repurchase price equal to 100% of the principal amount of Securities to be repurchased, plus accrued and unpaid interest to, but excluding, the Designated Event Repurchase Date (as defined in the Indenture).
2.7.    Ranking. The Securities are senior unsecured general obligations of the Company ranking equally with other existing and future senior unsecured indebtedness of the Company (including, without limitation, its 5.25% convertible senior debentures due May 2018) and ranking senior in right of payment to any future indebtedness of the Company that is expressly made subordinate to the Securities by the terms of such indebtedness.
Holders of our secured indebtedness have claims that are prior to the claims of holders of the Securities to the extent of the value of the assets securing that other indebtedness. Our revolving credit facility is secured by liens on a substantial portion of our properties, rights and assets. The Securities are effectively subordinated to all such secured indebtedness. We are not restricted under the terms of the Securities from incurring additional indebtedness, including secured debt.
2.8.    Dividends. The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

3.    Procedures To Be Followed By Holders Electing To Surrender Securities For Repurchase.

Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly surrender and do not withdraw the Securities prior to the Extended Repurchase Date. Only registered Holders are authorized to surrender their Securities for repurchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof and any remaining portion of Securities held by and Holder must be a multiple of $1,000. If Holders do not validly surrender their Securities prior to the close of business on the Extended Repurchase Date, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1.    Method of Delivery. As of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts, and there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. This Company Notice constitutes the notice described in Section 3.07 of the Indenture. A form of Repurchase Notice (as defined in the Indenture) is attached to this Company Notice as Annex B. The delivery of Securities via the ATOP system will satisfy Holders’ notice requirements in the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through the ATOP system, is at the election and risk of the person surrendering such Securities.

3.2.    Agreement to be Bound by the Terms of the Put Option. By surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Securities shall be repurchased as of the Extended Repurchase Date, pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms and conditions set forth in this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

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upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities or to convert the Securities and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Securities that are repurchased by the Company), all in accordance with the terms set forth in this Company Notice;

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such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

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such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

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such Holder understands that all Securities validly surrendered for repurchase and not withdrawn prior to the close of business on the Extended Repurchase Date will be repurchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Company Notice and related notice materials, as amended and supplemented from time to time;

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payment for Securities repurchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

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surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to the close of business on the Extended Repurchase Date;

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all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

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the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

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all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3.    Delivery of Securities.

Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below prior to the close of business on the Extended Repurchase Date.

Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Securities prior to the close of business on the Extended Repurchase Date; and

•	electronically transmitting such Holder’s acceptance through the ATOP system, subject to the terms and procedures of that system prior to the close of business on the Extended Repurchase Date.

In surrendering Securities through the ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under “3.2. Agreement to be Bound by the Terms of the Put Option.”

4.    Right Of Withdrawal. Securities surrendered for repurchase before the Extended Repurchase Date may be withdrawn at any time prior to the close of business on the Extended Repurchase Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to the close of business on the Extended Repurchase Date. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant prior to the close of business on the Extended Repurchase Date. The withdrawal notice must:

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specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant’s account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•
be submitted through the ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

5.    Payment For Surrendered Securities. We will promptly forward to the Paying Agent, on or prior to the Extended Repurchase Date, the appropriate amount of cash required to pay the Repurchase Price for the Securities validly surrendered and not withdrawn prior to the close of business on the Extended Repurchase Date, together with interest accrued to, but excluding, the Extended Repurchase Date, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Securities will be $441,000 plus accrued and unpaid interest to, but excluding, the Extended Repurchase Date (assuming all of the Securities are validly surrendered for repurchase and accepted for payment on the Extended Repurchase Date). In the event any Securities are surrendered and accepted for payment, we intend to use cash on hand to repurchase the Securities.

7.    Securities Acquired. Any Securities repurchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

8.    Plans or Proposals Of The Company. Except as publicly disclosed prior to the date of this Company Notice, the Company does not currently have any plans which would be material to a Holder’s decision to surrender Securities for repurchase in the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•
any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•
any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.
9.    Interests Of Directors, Executive Officers And Affiliates Of The Company In The Securities. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not repurchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.
A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

10.    Repurchases Of Securities By The Company And Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to repurchase Securities) other than through the Put Option until at least the 10th business day after the expiration date of the Offer. Following such time, if any Securities remain outstanding, the Company and its affiliates may repurchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at repurchase prices higher or lower than the Repurchase Price. Any decision to repurchase Securities after the Put Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for repurchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

11.    Certain United States Federal Income Tax Considerations. The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to U.S. and Non-U.S. Holders (as defined below) of our Notes who surrender such Notes for cash pursuant to the Put Option. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations, administrative decisions and rulings of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Holders in light of their particular circumstances or to persons subject to special treatment under the federal income tax laws. In particular, this discussion deals only with persons that hold our Notes as capital assets within the meaning of the Code. Except as expressly provided below, this discussion does not address the tax treatment of special classes of persons, such as banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding our Notes as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, United States expatriates, persons subject to the alternative minimum tax and persons who acquired our Notes as compensation. Furthermore, this discussion does not address any state, local, foreign or non-income tax considerations.

For purposes of the following discussion, a “U.S. Holder” generally refers to (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person. A “Non-U.S. Holder” generally refers to a person that is not a U.S. Holder or an entity treated as a partnership for federal income tax purposes.

If a partnership, or an entity treated as a partnership for federal income tax purposes, holds our Notes, the federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our Notes should consult its tax advisor regarding the consequences of the surrender of the Notes pursuant to the Put Option.

THE DISCUSSION SET FORTH BELOW IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. HOLDERS

Surrender of Notes for Repurchase

A U.S. Holder generally will recognize gain or loss on the surrender of a Note for repurchase equal to the difference between (i) the cash received by such U.S. Holder (excluding cash attributable to accrued but unpaid interest, which will be taxable as discussed below) and (ii) such U.S. Holder’s adjusted tax basis in the Note at the time of surrender. A U.S. Holder’s adjusted tax basis in a Note generally will equal its cost, increased by any original issue discount previously included in income with respect to the Note and the amount of any market discount such U.S. Holder elected to include in income with respect to the Note (as described below) and reduced by any amortized premium for which the U.S. Holder has previously elected to deduct. Subject to the market discount rules described below, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if a Holder held its Note more than one year at the time of surrender. Limitations apply to the deduction of capital losses.

Subject to a de minimis exception, if a U.S. Holder acquired a Note subsequent to original issuance for less than its stated principal amount, the amount of such difference is treated as “market discount.” Any gain recognized on the surrender of a Note with market discount will be treated as ordinary income to the extent of market discount accrued during the Holder’s holding period for such Note, unless such Holder had elected to include the market discount in income as it accrued. If a U.S. Holder elected to include market discount on a Note in income as it accrued, such U.S. Holder’s basis in the Note would have been increased to reflect the amount of income so included. Market discount accrues ratably unless a Holder makes an election to accrue such discount on a constant yield basis.

The receipt of cash attributable to accrued but unpaid interest will be taxable as ordinary interest income to the extent not previously included in income.

A U.S. Holder that acquired a Note at a premium should consult its tax advisor regarding the U.S. federal income tax consequences of surrendering the Note for repurchase pursuant to the Put Option.

Medicare Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s filing status). A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of a Note, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains relating your surrender of a Note pursuant to the Put Option.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the amount paid to a U.S. Holder unless such U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder also may be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s federal income tax liability provided the required information is furnished on a timely basis to the IRS.

NON-U.S. HOLDERS

Surrender of Notes for Repurchase

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the surrender of a Note pursuant to the Put Option unless:

•
such gain is effectively connected with the conduct of a trade or business in the United States by such Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such Holder);

•	such Holder is an individual present in the United States for 183 days or more in the taxable year of surrender, and certain other conditions are met; or

•	the Notes constitute United States real property interests (“USRPIs”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).

Gain described in the first bullet point will be subject to regular U.S. federal income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, and, in the case of a corporate Non-U.S. Holder, such gain also may be subject to a 30 percent “branch profits” tax (or such lower rate as provided in an applicable income tax treaty). Gain described in the second bullet point will be subject to a flat 30 percent U.S. federal income tax, which generally may be offset by U.S.-sourced capital losses. Gain described in the third bullet point will be subject to regular U.S. federal income tax, generally as if the Non-U.S. Holder were a U.S. Holder, and, in the case of a corporate Non-U.S. Holder, such gain also may be subject to a 30 percent branch profits tax (or such lower rate as provided in an applicable income tax treaty).

Although the applicable rules are not entirely clear, we intend to take the position that the Notes will not constitute USRPIs at the time of the exchange if we are a “domestically controlled qualified investment entity” at such time. We will be a domestically controlled qualified investment entity if, at all times during a specified testing period, we are a “real estate investment trust” within the meaning of the Code and less than 50 percent in value of our shares is held directly or indirectly by non-U.S. persons. We believe we are currently a domestically controlled qualified investment entity and, therefore, we expect the surrender of a Note pursuant to the Put Option would not be subject to taxation under FIRPTA. Because our common stock is publicly traded, no assurance can be given that we are, or will continue to be, a domestically controlled qualified investment entity. If, at the time of surrender, we cannot determine whether we are a domestically controlled qualified investment entity, we intend to withhold 10 percent of the gross amounts payable on the surrender. If the surrender of a Note is nevertheless exempt from U.S. federal income tax under FIRPTA, any amounts withheld from payments to a Non-U.S. Holder may be refunded or credited against such Holder’s U.S. federal income tax liability, if any, provided the Holder files with the IRS, on a timely basis, the required IRS forms.

Accrued interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax provided:

•
such interest is not effectively connected with the conduct of a trade or business in the United States by such Holder (or, if required by an applicable income tax treaty, is not effectively connected with the conduct of a trade or business in the United States through a permanent establishment in the United States maintained by such Holder);

•	the Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Holder is not a “controlled foreign corporation” related to us within the meaning of Section 864(d)(4) of the Code;

•	the Holder is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code; and

•
the Holder provides its name and address, and certifies it is not a U.S. person or the Holder holds Notes through certain foreign intermediaries and such Holder and the foreign intermediary satisfy the certification requirements of applicable Treasury regulations.

Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Holder that cannot satisfy the requirements described above will be subject to a 30 percent U.S. federal withholding tax with respect to payments of interest unless such Holder provides us a properly executed (1) IRS Form W-8BEN (or applicable successor form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or applicable successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States by such Holder. Interest effectively connected with the conduct by a Non-U.S. Holder of a U.S. trade or business will be subject to U.S. federal income tax generally in the same manner as if such Holder were a U.S. Holder and, in the case of a corporate Non-U.S. Holder, such interest also may be subject to the 30 percent branch profits tax (or such lower rate as provided in an applicable income tax treaty).

Information Reporting and Backup Withholding

Payments to a Non-U.S. Holder made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished on a timely basis to the IRS.

12.    Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Office of Investor Education and Advocacy of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Office of Investor Education and Advocacy of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•
All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to the expiration date of the Offer; and

•	The description of our Common Stock that is contained in our Registration Statements on Form 8-A as have been filed with the SEC and amended from time to time.
In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

If a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly.

13.    No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

14.    Definitions. All capitalized terms used but not specifically defined this Company Notice shall have the meanings given to such terms in the Indenture and the Securities.

15.    Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees is making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for repurchase and, if so, the principal amount of Securities to surrender based on their own assessment of the current market value of the Securities and the Common Stock and other relevant factors.

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Directors

Name	Title
Stephen T. Zarrilli	President and Chief Executive Officer, Director
Julie A. Dobson	Director
Keith B. Jarrett	Director
Andrew E. Lietz	Director
George MacKenzie	Director
George D. McClelland	Director
Jack L. Messman	Director
John J. Roberts	Director
Robert J. Rosenthal	Director

Executive Officers

Name	Title
Stephen T. Zarrilli	President and Chief Executive Officer
Jeffrey B. McGroarty	Senior Vice President and Chief Financial Officer
Brian J. Sisko	Chief Operating Officer, Executive Vice President and Managing Director

The business address of each person set forth above is c/o Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800, Wayne, PA 19087 and the telephone number there is (610) 293-0600.

ANNEX B
FORM OF REPURCHASE NOTICE

TO:    SAFEGUARD SCIENTIFICS, INC.
U.S. BANK NATIONAL ASSOCIATION

Pursuant to the terms of the Indenture and the Debentures, the undersigned registered owner of this Debenture hereby irrevocably acknowledges receipt of a notice from Safeguard Scientifics, Inc. (the “Company”) regarding the right of holders to elect to require the Company to repurchase the Debentures and requests and instructs the Company to repurchase the entire principal amount of this Debenture, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued and unpaid Interest to, but excluding, April 8, 2014 (the “Extended Repurchase Date”), to the registered holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Debentures shall be repurchased by the Company as of the Extended Repurchase Date pursuant to the terms and conditions specified in the Indenture.

NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Dated:

Signature(s):

NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Debenture in every particular without alteration or enlargement or any change whatever.

Debenture Certificate Number (if applicable):

Principal amount to be repurchased (if less than all):

Social Security or Other Taxpayer Identification Number: